Exhibit 4.15

Summary translation of the original text

Construction Agreement

Outsourcing Company: Techfaith Intelligent Handset Technology (Beijing) Limited

Contractor: Bazhong Guangsha Construction and Installment Project Co., Ltd.

1.	Project Profile:

Name: 8 items including A1 full machine manufactory plant (mobile communication end product advanced manufactory center construction project) , A1, A2, A7, A8 plant.

Place: Inside Parcel E2-1, Xihongmen Town Industrial Base, Daxing District, Beijing

Content: 4 Buildings including A1, A2, A7, A8 plant.

Source of capital: self-raised funds

2.	Scope of Contracting

Including foundation and base, electrics, main structure, air conditioner, decorations, building intelligence, roof, outdoor installation, water supply and drainage, heating, outdoor environment, lifts and fire control, as set out in the blueprint.

3.	Construction Period

Date of commencement: September 20, 2012

Date of completion: September 19, 2013

Total number of days: 365 days

4.	Standard of Project

Above the passing threshold

5.	Contract Price

Amount: RMB39,498,276, among which, expenses for safety protection and civilized construction measure are RMB1,974,913

In the occurrence of, among other circumstances, price of steel, cement, premixed concrete, wires, cables, manpower or machinery changes over + 3%, contract price may be adjusted for the amount out of the + 3% range.

The Outsourcing Company shall, within 7 working days upon the execution of this Agreement, make an advance payment, amounting to 20% of the total contact price (excluding industrial injury insurance and expense for civilized construction measure, the whole amount of which shall be paid to the Contractor as advance payment) to the Contractor. The advance payment will be subject to the deduction arrangement as set out in the special terms and conditions.

6.	Subcontracting

The Outsourcing Company agrees that the Contractor may subcontract the elevator engineering project.

7.	Breach

In the event that the Outsourcing Company does not pay the project funds and no agreement is reached by both parties as to deferred payment, which results in the project unable to proceed, the Contractor may cease construction and the Outsourcing Company shall pay a penalty amounting to 0.03% of the outstanding project funds per day with the total penalty amount not exceeding 3% of the total contract price.

In the event that the Outsourcing Company does not pay the final contract price without a reasonable excuse, within 28 days after its receipt of the project completion account report and material, it shall pay to the Contractor the interest of the outstanding payment starting from the 29th day and shall pay a penalty amounting to 0.03% of the outstanding project funds per day with the total penalty amount not exceeding 3% of the total contract price.

In the event that the Contractor cannot complete the project as agreed hereof or as agreed by the engineers in case of deferral due to its own reasons, the Contractor shall pay a penalty of 0.02% of the total contract amount per day with the total penalty amount not exceeding 2% of the total contract price.

In the event that the quality of the project cannot meet the standard agreed hereof due to the reasons of the Contractor, the Contractor shall repair with no charge until the quality of the project meets the standard agreed hereof without deferring the project timeline.

8.	Dispute

In the event of dispute during the performance of this Agreement, if both parties fail to reach an agreement through consultation, a suit shall be submitted to the Court of Daxing District, Beijing.

9.	Effective Date

September 11, 2012